# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Porch Group, Inc., CIK 0001784535
CUSIP: 733245104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 411 1st Avenue S., Suite 501, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001515184
Persons authorized to receive notices and communications: Matthew A. Ehrlichman, 411 1st Avenue S., Suite 501, Seattle, Washington (WA), 98104, 206-947-2472

## Reporting persons
- Ehrlichman Matt (CIK 0001515184): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 22,088,263; shared voting power 0; sole dispositive power 22,088,263; shared dispositive power 0; aggregate amount beneficially owned 22,088,263 (20.6% of the class)
  Comment: The numbers reported in Items 7, 9, and 11 include 19,170,243 shares of Common Stock beneficially owned by Mr. Ehrlichman, options exerciseable for 1,892,203 shares of Common Stock, and 1,025,817 restricted stock units, 164,331 of which vest within 60 days. The percentage reported in Item 13 is calculated based on 104,268,887 shares outstanding as of August 1, 2025, plus 1,892,203 options and 1,025,817 restricted stock units. The number of Issuer shares outstanding excludes 18,312,208 shares held by Porch Reciprocal Exchange, an affiliate of the issuer, which are considered treasury shares for GAAP accounting purposes and under Delaware law and are not considered outstanding for quorum and are not entitled to vote or receive dividends.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Porch Group, Inc.
Address of issuer's principal executive offices: 411 1st Avenue S., Suite 501, Seattle, Washington (WA), 98104
Comment: This Amendment No. 8 to Schedule 13D ("Amendment No. 8") relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Porch Group, Inc. (the "Issuer" or the "Company"). This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Ehrlichman on December 31, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed by Mr. Ehrlichman on February 16, 2022, Amendment No. 2, filed by Mr. Ehrlichman on March 21, 2022, Amendment No. 3 filed by Mr. Ehrlichman on May 17, 2022, Amendment No. 4 filed by Mr. Ehrlichman on November 23, 2022, Amendment No. 5 filed by Mr. Ehrlichman on April 18, 2023, Amendment No. 6 filed by Mr. Ehrlichman on September 11, 2023, and Amendment No. 7 filed by Mr. Ehrlichman filed by Mr. Ehrlichman on September 29, 2023 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

## Item 2. Identity and Background
Residence or business address: The address for Mr. Ehrlichman is c/o Porch Group, Inc., 411 1st Avenue S., Suite 501, Seattle, Washington 98104.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 5(c) for a description of transactions. All transactions that involved the payment of consideration (other than the provision of services) were funded with the Reporting Person's personal funds, and funds were not borrowed or otherwise obtained for the purpose of obtaining such security.

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as previously reported, Mr. Ehrlichman does not have any plan or proposal that would relate to or would results in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

On August 8, 2025, Mr. Ehrlichman entered into a trading plan primarily related to tax planning and tax obligations (the "Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The Trading Plan is scheduled to terminate December 31, 2026 and covers the sale of up to an aggregate of 584,998 shares of Common Stock at a price that exceeds the most recent NASDAQ closing price. The Trading Plan is filed as Exhibit 99.10 to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 22,088,263 shares of Common Stock, representing approximately 20.6% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares reported herein includes (i) 12,753,531 shares of Common Stock held directly by Mr. Ehrlichman, (ii) 1,892,203 shares of Common Stock that are obtainable upon exercise of options granted to Mr. Ehrlichman by the Company, all of which are currently exercisable, (iii) 1,025,817 shares of Common Stock that are obtainable upon vesting and settlement of RSUs granted to Mr. Ehrlichman by the Company, 164,331 of which vest within 60 days, and (iv) 6,416,712 shares of Common Stock held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and investment power.

Mr. Ehrlichman's reported beneficial ownership excludes 4,183,826 shares of Common Stock underlying PRSUs granted to Mr. Ehrlichman, which will only be issued to Mr. Ehrlichman upon satisfaction of the following performance conditions:

1,748,474 PRSUs are subject to three performance goals (weighted 50%, 25%, and 25%, respectively): (i) Absolute Share Price for the three year performance period ending April 5, 2026; (ii) Issuer's Adjusted EBITDA in 2025; and (iii) Issuer's revenue in 2025. Each of the revenue and Adjusted EBITDA metrics have threshold, target, and maximum levels of performance goals of 50%, 100% and 200%, respectively, of the target PRSUs. Results that fall between any of the established achievement levels will be interpolated between the applicable achievement levels for Revenue and Adjusted EBITDA. No PRSUs would be earned for a performance metric if actual performance is below the threshold level for the respective performance metric. The Compensation Committee does, however, have the ability to exercise negative discretion in its sole and absolute power. Once determined, the actual number of earned PRSUs from each performance metric will be added to determine the total of earned PRSUs.

An additional 1,562,017 PRSUs are subject to three performance goals (each weighted 33.3%): (i) Total Shareholder Return ("TSR") using a 60-trading day VWAP for Porch relative to a 60-trading day closing average for companies in the S&P SmallCap 600 Index over a three-year performance period ending December 31, 2026; (ii) Issuer's Adjusted EBITDA in 2026; and (iii) Issuer's Revenue in 2026. Achievement for each metric will be independently determined based on the achievement of threshold, target and maximum of 50%, 100% and 200%, respectively, of the target PRSUs, with linear interpolation in-between.

The remaining 873,335 PRSUs are subject to three performance goals (each weighted 33.3%): (i) Relative Total Shareholder Return ("rTSR") over a performance period beginning on April 1, 2025 and ending on December 31, 2027; (ii) Adjusted EBITDA in the year ending December 31, 2027 compared to specified performance goals; and (iii) Revenue in the year ending December 31, 2027 compared to specified performance goals. The performance goals and actual results for the 2025 PRSUs may be further adjusted based on an objective adjustment policy approved by the Compensation Committee. The payout for each performance metric will be independently determined based on the achievement of threshold, target and maximum of 50%, 100% and 200%, respectively, of the target PRSUs, with linear interpolation in-between. For the rTSR PRSUs, no payout will be earned above 100% unless the Company achieves a positive absolute total stockholder return over the applicable performance period. To motivate exceptional Company financial and stock performance that is aligned with stockholder value creation, the Compensation Committee determined that the Adjusted EBITDA PRSUs and rTSR PRSUs in 2025 will have additional performance goals, with independently determined payouts for each metric at 350% and 500% of the target PRSUs, with no linear interpolation above the 200% payout. The PRSUs will vest as of the earlier of April 4, 2028 and the date that the PRSU achievement is determined by the Compensation Committee.

Please refer to the Company's prior disclosures for additional details on the PRSUs excluded from Mr. Ehrlichman's reported beneficial ownership.
Transactions in the class effected during the past sixty days: Exhibit 99.11 attached hereto and incorporated herein by reference sets forth all of Reporting Person's transactions in Issuer's securities that have occurred since September 28, 2023. Other than as set forth herein, no transactions in the Issuer's securities have been effected by Mr. Ehrlichman during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 8 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.10 Rule 10b5-1 Trading Plan dated August 8, 2025.
Exhibit 99.11 List of Mr. Ehrlichman's transactions since September 28, 2023.

## Signatures
- Ehrlichman Matt: /s/ Matthew Ehrlichman, Matthew Ehrlichman (08/08/2025)